Press Release

March 9, 2006

E.ON posts strong results

•	Earnings and returns again higher

•	Special dividend already in 2006 for Degussa disposal

•	Further earnings improvement expected for 2006

“In 2005 we successfully completed E.ON’s transformation into a pure-play energy company. Our offer to acquire Endesa represents the decisive next step. We’ve worked hard to build the necessary platform. We’re in excellent financial health, we have the right strategy, and we’re very well positioned in our markets.” E.ON CEO Wulf H. Bernotat made this positive summary of E.ON’s 2005 financial year at the company’s annual press conference today in Düsseldorf.

Adjusted EBIT increased to €7.3 billion

In 2005 E.ON increased sales by 21 percent to €56.4 billion (2004: €46.7 billion) and adjusted EBIT1 by 8 percent to €7.3 billion (2004: €6.8 billion). The key drivers were higher wholesale electricity prices along with increased hydroelectric generation in Scandinavia. E.ON’s net income (after taxes and minority interests) considerably surpassed the high prior-year figure thanks to the substantial book gains on the Viterra and Ruhrgas Industries disposals. Net income increased by 71 percent from €4.3 billion in 2004 to €7.4 billion in 2005.

ROCE and cash flow significantly higher

In 2005 E.ON again increased its return on capital employed (ROCE).2 E.ON’s ROCE of 12.1 percent (2004: 11.5 percent) was significantly above its pretax cost of capital of 9 percent. E.ON’s cash provided by operating activities of €6.6 billion was 13 percent above the prior-year figure of €5.8 billion.

Management to propose dividend of €7 per share

At the Annual Shareholders Meeting on May 4, 2006, the E.ON Board of Management and Supervisory Board will propose a dividend of €7 per ordinary share. This figure includes a special dividend of €4.25 per ordinary share by which E.ON is, as announced previously, already transferring to shareholders the value of the company’s Degussa stake.

Further operating improvements expected for 2006

For 2006, E.ON expects adjusted EBIT to slightly surpass the high prior-year level. E.ON will not, however, repeat the extraordinarily high net income figure posted in 2005, which resulted in particular from the successful Viterra and Ruhrgas Industries disposals.

Confident Endesa offer will prove convincing

Despite political opposition, Bernotat is confident that E.ON will succeed in acquiring Endesa: “We’ve made an attractive offer, and not just from a financial perspective. We believe that Endesa’s business prospects as part of E.ON are extremely good. I expect that the advantages of this business deal will be convincing and that political considerations will take a back seat, which would be in the best interests of the company and its development potential. We’re determined to make this acquisition happen and to write a new chapter in the E.ON story.”

[1]	Non-GAAP financial measure; see reconciliation to net income on page 37 of the 2005 E.ON Annual Report.

[2]	Non-GAAP financial measure; see derivation on pages 38-41 of the 2005 E.ON Annual Report.

This press release does not constitute an invitation to sell or an offer to buy any securities or a solicitation of any vote or approval. Endesa investors and security holders are urged to read the prospectus and U.S. tender offer statement from E.ON regarding the proposed tender offer for Endesa when they become available, because they will contain important information. The prospectus and certain complementary documentation will be filed in Spain with the Spanish Comisión Nacional del Mercado de Valores (the “CNMV”). Likewise, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from E.ON, Endesa, the four Spanish Stock Exchanges, and Santander Investment Bolsa SV SA or Santander Investment SA, Corredores de Bolsa. The prospectus will also be available on the websites of the CNMV (www.cnmv.es) and E.ON (www.eon.com). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by E.ON with the SEC on the SEC’s web site at www.sec.gov. The U.S. tender offer statement and these other documents may also be obtained for free from E.ON, when they become available, by directing a request to E.ON AG, External Communications, Tel.: 0211- 45 79 — 4 53.

This press release may contain forward-looking statements. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of E.ON and Endesa and the estimates given here. These factors include the inability to obtain necessary regulatory approvals or to obtain them on acceptable terms; the inability to integrate successfully Endesa within the E.ON Group or to realize synergies from such integration; costs related to the acquisition of Endesa; the economic environment of the industries in which E.ON and Endesa operate; and other risk factors discussed in E.ON’s public reports filed with the Frankfurt Stock Exchange and with the SEC (including E.ON’s Annual Report on Form 20-F) and in Endesa’s public reports filed with the CNMV and with the SEC (including Endesa’s Annual Report on Form 20-F). E.ON assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.
E.ON prepares its consolidated financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward-looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, in its interim report or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.